EXHIBIT 99.10
Jan 18, 2008 Media Interview with Wire Agencies on the Financial Performance of Wipro Limited for the quarter ended December 31, 2007
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Interviewers: Journalists from Dow Jones, Reuters, Bloomberg, Crisil NewsWire
Suresh Senapaty: Thanks for coming to this press meet. The results are already with you. But just to recap, our financial services grew about 9.8% sequential, tech business about 7.8% sequential which is superior to the last quarter that we had. Acquisition has panned out well so far, both Infocrossing as well as Unza acquisition.
Overall, if you look at our operating margin it expanded a little marginally. It is flattish without the acquisitions. The acquisition per se was to be dilutive, as we had forecasted because it is more onsite centric operating margin. As we had said before, it will take us about eight quarters to neutralize that margin decline. Without the acquisition margin has been flattish with a positive bias, and we are giving a guidance of $955 million, which is slightly above 5% sequential growth. Another good factor has been the volume growth that we saw. The volume growth has been 6.4% sequential and overall price growth has been about 0.5% that is blended price.
Participant: Sir, if you can give us the EBIT margins, specifically for IT services, including the acquisitions, this quarter versus the last quarter.
Suresh Senapaty: Including the acquisition the EBIT in Q3 is 21.4 versus Q2 of 22.4, so 1% decline. 1.1% dilution is because of the acquisition as per India GAAP. US GAAP is 20.6 this quarter vs. 22.1 the previous quarter. Between the US and the India GAAP last quarter, i.e. Q2 the gap was 0.3% and Q3 is 0.8%. These two deltas are because of two basic things:
a.	Amortization is effected in the US GAAP and not in the Indian GAAP because of the acquisitions.

b.	Second is with respect to ESOP. The current accounting under the US GAAP is that the FBT that is payable on ESOPs while we recover from the employees is treated as an expense when you pay, but when we recover from the employees it is going into capital account.
Participant: So the margins came down because of Infocrossing and ESOPs.
Suresh Senapaty: ESOP accounting in the US GAAP and in India GAAP it is only Infocrossing.
Participant: You said you need eight quarters to neutralize the margin dilution. Are the eight quarters would be from this quarter?
Suresh Senapaty: Date of the acquisition i.e. in August last quarter. Typically, when we do acquisition it takes about 6-8 quarters, and this is a larger acquisition.
Participant: Sir, what is the margin outlook for this quarter?
Suresh Senapaty: Last quarter despite a 0.8% adverse impact on foreign exchange and due to the impact of the offshore salary increases that we had given in Q2, we still were able to completely neutralize that it through operations improvement such as price realization, volume, SG&A, etc., For Q4 our guidance is about $955 million. We will give an onsite salary increase in the month of January, so that will have an adverse impact of about 1% in the current-quarter margin. In addition, we will have some foreign exchange impact. However, we will have our levers to be able to neutralize that. Our objective would be to mitigate as much as possible, but we think the operating margin in the current quarter will be in a narrow range as compared to the Q3.
Participant: Sir, how much is the wage increase onsite?
Suresh Senapaty: It will be about 2-4%.
Participant: What billing rates increase did you get for new clients and existing clients?
Suresh Senapaty: The billing rates we have got in Q3 was 4280 versus 4282, 2.2% increase YOY. Q2 to Q3 the average rate for the current quarter i.e. Q3, is about flattish, (-)0.1, you know offshore, 4282 versus 4280. So, flat rate. The onsite we got an uptake from 11410 to 11563, so which is a 1.3% increase.
Participant: Sir, overall blend rate, for new deals how much did we get sir?
Suresh Senapaty: Blended sequential was 0.5%, new old together. Rate increases we are getting from the new customer is about 9-10 new customers vis-à-vis the existing customer base. New customer we get, which accounts for only 5-6% of the revenue, they are coming at a 9-10% better realization.
Participant: What about renewed contracts?
Suresh Senapaty: There again it ranges up to 10%.
Participant: Sir are you seeing any kind of an outsourcing slowdown because of the US.
Suresh Senapaty: Growth for us has come from the financial services — 9.8%, which is very encouraging and if you look at the US, the growth sequential is about 7.2%. Of the 39 new customers, 25 are from the US. Therefore, US has been good for us. We will continue to grow not only in the US but in all geographies including Europe.
Participant: Is there any impact you are seeing at all?
Suresh Senapaty: I think the business continues to look good from whatever we have been in customer surveys and our people talking to customers get a sense of this. Yesterday also you heard Ben Bernanke saying we will not be seeing recession though we could be seeing some amount of slowdown in the growth, but we are not in recession. There are pressures on the customer in terms of profitability and growth and hence more pressure on them to take out cost. This means they will outsource more and hence we think we should benefit out of that.
Participant: Are you seeing delay in decision making in terms of budgets?
Suresh Senapaty: Well, I would not say that has been the experience so far. I can’t say that as a trend. There have been few cases of that nature but there is equal number of cases where the decision has been fast. Therefore, I would not necessarily now claim it to be a trend.
Participant: Are you saying there is no business slowdown in the US economy or for Wipro there is no business slowdown in the US?
Suresh Senapaty: We have not seen any slow in US Economy and if it does, we see it as an opportunity. In addition, the kind of growth we are seeing in India as well as the Asia PAC and the Middle East is very encouraging. We have won five large deals for the IT business of which two of them in India. One is Aircel deal, which is a 9-year contract, that it is an end-to-end complete transformational kind of a deal and the other is Reliance Capital a large financial services company.
Participant: What is the worth sir?
Suresh Senapaty: We have not communicated the size of the deal, but it is a large, multi-million dollar deal.
Participant: What is the Forex hedge at the end of the quarter?
Suresh Senapaty: It is about $2.11 billion after assigning the forward contracts, and on gross basis, it is about 2.45 and the money in that on a marked-to-market basis is about Rs.114 crores. We have not taken this to the P&L account as compared to some of the others who do a complete marked-to-market and therefore they take the entire benefit.
Participant: What about pricing trends?
Suresh Senapaty: I think if you look at Q3 despite the fact that it had lesser number of working days, we have been able to maintain a flattish offshore and positive on the onsite pricing. We think going forward we should be seeing uptake in that, but I would say more and more stable kind of an environment.
Participant: Sir, is the weak dollar a concern any more?
Suresh Senapaty: It is a concern, to any exporter. We think that we will not see a repeat of what we saw in the current year in terms of rupee appreciation. However, believe that rupee would appreciate looking at the strength of the Indian economy and it will appreciate in a manner that our business drivers should take care of, which is a 2-3% appreciation a year as opposed to what we saw in the current year.
Participant: Sir, can you give us the attrition rates?
Suresh Senapaty: It is about annualized 18.1%. Thank you once again.